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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                                     1-8738
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(CHECK ONE): [ ] FORM 10-K  [ ] FORM 20-F  [ ] FORM 11-K  [X] FORM 10-Q  [ ] FORM N-SAR
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      For Period Ended: August 26, 2001
       [  ]  Transition Report on Form 10-K
       [  ]  Transition Report on Form 20-F
       [  ]  Transition Report on Form 11-K
       [  ]  Transition Report on Form 10-Q
       [  ]  Transition Report on Form N-SAR
       [  ]  Transition Report on Form 10-K
        For the Transition Period Ended: ___________________________________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


SEALY CORPORATION
Full Name of Registrant


Former Name if Applicable


SEALY DRIVE, ONE OFFICE PARKWAY
Address of Principal Executive Office (STREET AND NUMBER)


TRINITY, NORTH CAROLINA 27370
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[_]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

   Sealy Corporation ("Sealy") could not timely complete its Quarterly Report on Form 10-Q (the "10-Q") for the quarter ended August 26, 2001 due to a delay in completing a valuation of certain of its assets as of the end of the quarter. Sealy has indirect investments in joint ventures, licensees and retailers in the mattress industry. Due to various operating factors combined with weak economic conditions in the quarter, Sealy performed a review of the carrying value of its investments. As the 10-Q will reflect, Sealy has determined the decline in the value of these investments is other than temporary and has recognized a non-cash impairment charge of $26.3 million. Sealy believes that it worked diligently to perform the necessary valuation and that the resulting delay could not be eliminated without unreasonable effort and expense.

PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

       Kenneth L. Walker, Esq.                              (336)     861-3500

       ---------------------------------------------------- --------- ----------

  (2)  Have all other periodic reports required under Section 13 or
       15(d) of the Securities Exchange Act of 1934 or Section 30 of    [X] YES
       the Investment Company Act of 1940 during the preceding 12
       months or for such shorter period that the registrant was        [ ] NO
       required to file such report(s) been filed? If answer is no, identify reports(s).
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 (3)   Is it anticipated that any significant change in results         [X] YES
       of operations from the corresponding period for the last
       fiscal year will be reflected by the earnings statements         [ ] NO
       to be included in the subject report or portion thereof?

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

           As the 10-Q will reflect, Sealy recorded a net loss of $21.7 million for the quarter ended August 26, 2001 versus net income of $12.4 million for the quarter ended August 27, 2000 and a net loss of $16.1 million for the nine months ended August 26, 2001 versus net income of $25.6 million for the nine months ended August 27, 2000. The reductions in operating results were primarily due to the non-cash impairment charge of $26.3 million referred to above, as well as bad debt charges of $5.8 million associated with the general slowdown in the economy and a customer bankruptcy.

                               Sealy Corporation

                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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Date        October 11, 2001          By        /s/ E. Lee Wyatt
                                                ---------------------
                                                   E. Lee Wyatt
                                   Corporate Vice President-Administration and
                                           Chief Financial Officer
                                          (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
                          ---------------------------

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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